Mail Stop 4561

May 14, 2009

Mr. Halden Shane
Principal Financial Officer
Ozone Man, Inc.
9454 Wilshire Blvd., Penthouse
Beverly Hills, CA 90212

>   **Re: Ozone Man, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **File No. 0-09908**

Dear Mr. Shane:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Form 10-K for the year ended December 31, 2008

Financial Statements

Note 4 – Intangible Assets, pages F-12

1. Please provide to us management's basis for determining the deferral of amortization of your intangible assets through the development stage is in accordance with GAAP. Please cite specific accounting literature relied upon.

Note 13 – Forgiveness of Debt, page F-17

2. We note that you recorded debt forgiveness in the amount of $25,000 related to an amount owed for past due legal services. Please clarify for us if this amount was forgiven or whether you issued a convertible promissory note on October 17, 2007 related to this debt as disclosed on page F-13.

Exhibits 31.1 and 31.2

3. We note that you have made certain modifications to the exact form of the required certifications including the deletion of the language "The registrant's other certifying officer (s) and " in paragraph 5 as well as referring to the registrant as "the small business issuer" in paragraph 4. Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. Additionally, the identification of the certifying individual at the beginning of the certification should be revised in future filings so as not to include the individual's title.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief